UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On October 21, 2024, Mingzhu Logistics Holdings Limited., a Cayman Islands company (the “Company”), as the issuer, and its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., a company incorporated in China (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), as the seller, with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets, as described more particularly therein (the “Software”).

Pursuant to the Software Purchase Agreement, Shenzhen Mingzhu agreed to acquire from the Seller all of the rights, title, and interests in the Software for consideration of an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 (the “Consideration Shares”). In connection with the Software Purchase Agreement, on October 21, 2024, the Seller and four assignees (the “Assignees”) entered into a deed of assignment (the “Deed of Assignment”) with respect to the assignment of the Seller’s right to receive the Consideration Shares, and the Seller delivered to the Company and Shenzhen Mingzhu a notice of assignment (the “Notice of Assignment”).

The Software Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on October 21, 2024.

On October 21, 2024, the “Company, completed the share issuance (the “Share Issuance”) and closed the acquisition of the Software, pursuant to the Software Purchase Agreement. The Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 to the Assignees as consideration for all of the rights, title, and interests in Software.

The ordinary shares in the Share Issuance were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Assignees represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A ordinary shares for the account or benefit of any U.S. person.

The foregoing description of the Software Purchase Agreement, the Deed of Assignment and the Notice of Assignment do not purport to be complete and are qualified in their entirety by reference to the full text of the Software Purchase Agreement and the Deed of Assignment, which were filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 of the Company (File No. 333-267839), as amended, and into the base prospectus and the prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: October 24, 2024	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Software Purchase Agreement, among Mingzhu Logistics Holdings Limited, SHENZHEN YANGANG MINGZHU FREIGHT INDUSTRIES CO., LTD, and H&P INTERNATIONAL HOLDINGS LIMITED, dated October 21, 2024
10.2	Deed of Assignment, between H&P INTERNATIONAL HOLDINGS LIMITED and the person listed in Schedule 1 therein, dated October 21, 2024
10.3	Notice of Assignment, dated October 21, 2024

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